Mail Stop 4561

February 13, 2009

Thomas Kidrin
Chief Executive Officer
Worlds.Com, Inc.
11 Royal Road
Brookline, MA 02445

> **Re:** **Worlds.Com, Inc.**
> **Form 10-KSB for year ended December 31, 2007**
> **Filed on April 3, 2008**
> **File No. 000-24115**

Dear Mr. Kidrin:

We have reviewed your response letter that was filed on EDGAR on February 9, 2009 connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2009.

Form 10-K for the year ended December 31, 2007

Note 1. Description of Business and Summary of Accounting Policies

Extraordinary Item

1.   We note your response to our prior comments 3 and 4 and the copy of the memo prepared by your outside counsel with regards to the Company's outstanding obligations. While we note that counsel believes the Company has a "high probability of successfully dismissing" claims brought by your creditors based on the statute of limitations defense, it does not appear that the Company has been judicially (e.g. as ordered by a court) released of your liabilities pursuant to paragraph 16 of SFAS 140. Further, counsel clearly states in their memorandum that the "statute of limitations does not operate, in and of itself, to extinguish a debt, but rather, it is an affirmative defense as to which the defendant bears the burden of proof by motion or at trial." Until such

time as the derecognition conditions of paragraph 16 of SFAS 140 have been met, such liabilities should remain on your balance sheet. If, as it appears they have not been met you should amend your 10-K to correct your financial statements to reflect such liabilities.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile: (212) 888-7776
        Irving Rothstein
        Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
        Telephone: (212) 888-8200